Exhibit 21.1

Subsidiaries of the Small Business Issuer

	State or Other Jurisdiction of	Other Names under Which
Name of Subsidiary Company	Incorporation or Organization	the Subsidiary Does Business

Tekoil & Gas Corporation	Florida	None

Tekoil and Gas Gulf Coast, LLC	Delaware	None

Tekoil Rig Development Corporation	Province of Newfoundland and Labrador, Canada	None